SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: March 24, 2009

Press Release

OTI Reports FY 2008 Fourth Quarter and Full Year Financial Results

— Annual revenues of $40.2 million
— Annual Non-GAAP Operating Expenses Excluding Other Expenses Reduced by 17% to $28.5 million
— Implementing Cost Reduction Program

Fort Lee, NJ – March 23, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2008.

—	Total revenues for the year ended December 31, 2008 were $40.2 million, a decrease of 8% compared to $43.5 million in the same period last year. Revenues for the fourth quarter were $9.1 million, a decrease of 30% compared to $13.0 million in the same period last year.

—	Strong balance sheet with total assets at $96 million and cash, cash equivalents and short term investments at $28.1 million as of December 31, 2008.

—	Operating expenses for the year ended December 31, 2008 on a non-GAAP basis and excluding other operating expenses related to extraordinary legal and marketing activities, decreased by 17% to $28.5 million from $34.4 million for 2007. On a GAAP basis operating expenses were $38.8 million, a 5% decrease compared to $40.8 million in 2007.

—	Operating loss for the year ended December 31, 2008 on a non-GAAP basis and excluding other operating expenses related to extraordinary legal and marketing activities, was $12.8 million, a 23% decrease compared to $16.8 million in 2007. Operating Loss on GAAP basis was $23.2 million compared to $23.3 million for 2007.

—	Net loss for the year ended December 31, 2008 on a non-GAAP basis was $17.2 million, a 22% increase compared to $14.1 million in 2007. Net loss on GAAP basis was $24.8 million, a 20% increase compared to $20.6 million in 2007.

—	OTI management may recognize, if any, a GAAP non-cash impairment charge against its goodwill and other intangible assets. The Company’s goodwill and other intangible assets, according to its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2008 amount to $28.1 million. These non-cash GAAP charges affecting goodwill acquired in the past will be reflected, if any, in the Company’s reported GAAP earnings and per share earnings which will be included in OTI’s annual report to be filed on Form 20-F with the U.S. Securities Exchange Commission (SEC).

Oded Bashan, Chairman and Chief Executive Officer of OTI, said: “OTI has a strong balance sheet and is financially sound. We were, and remain, very sensitive regarding the operating expenses level of the company. In 2008 we successfully implemented a cost cutting plan, and were able to reduce our operating expenses on a non-GAAP basis (excluding other operating expenses) by 17%. Since the beginning of 2009, we have taken additional steps to reduce our operating expenses. On February 1st we have started to implement a program to further control and reduce our operating expenses. The program includes:

—	a 10 percent executive pay cut,

—	workforce reduction,

—	reduction in employee benefits,

—	closing certain development activities for low margin products, and

—	consolidating production centers

We believe that through the implementation of the cost cutting program we will be able to reach our target of reducing our operating expenses on a non-GAAP basis to $25 million annually.”

Mr. Bashan continued: “We are taking actions to assure that on one hand we have lean and efficient operations, and on the other hand we are focusing on increasing the business opportunities and focus on high margin products with and projects that provide recurring revenues.”

“For 2009, based on current visibility, and assuming no project execution will be impacted by the global market conditions and instability, we are targeting revenues between $45-$50 million.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Monday, March 23, 2009, at 9:00 AM EDT to discuss operating results and future outlook. To participate, call:

1-866-345-5855 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight March 30th, by calling U.S.: 1-888-269-0005 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets in 2008 and exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), and amortization of intangible assets in 2007 . OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
201 944 5200 ext. 111
galit@otiglobal.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as those statements regarding actions we plan to take in 2009, statements regarding our balance sheet and financial condition, statements regarding our expectations to finish 2009 in a better position than 2008 and statements regarding our targeted non-GAAP operating expenses, revenues, gross margin and burn rate for 2009. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2007 (AUDITED)	2008 (UNADITED)	2007 (UNAUDITED)	2008 (UNADITED)

Revenues
Sales	$40,854	$37,582	$12,237	$8,317
Licensing and transaction fees	2,631	2,635	779	751

Total revenues	43,485	40,217	13,016	9,068

Cost of Revenues
Cost of sales	25,918	24,582	7,451	5,609

Total cost of revenues	25,918	24,582	7,451	5,609

Gross profit	17,567	15,635	5,565	3,459

Operating Expenses
Research and development, net	12,265	11,129	4,062	2,220
Selling and marketing	9,670	9,987	2,812	2,508
General and administrative	17,593	13,621	4,149	3,547
Amortization of intangible assets	1,314	1,367	328	342

Total operating expenses before other operating
expenses	40,842	36,104	11,351	8,617
Other operating expenses	-	2,702	-	1,490

Operating expenses	40,842	38,806	11,351	10,107

Operating loss	(23,275)	(23,171)	(5,786)	(6,648)
Financial income (expenses), net	1,862	(528)	390	139
Other expenses, net	(136)	-	(25)	-

Loss before taxes on income and
minority interests	(21,549)	(23,699)	(5,421)	(6,509)
Income tax benefit	226	205	29	28
Minority shares in loss (income) of subsidiary	1,038	(57)	-	(57)
Equity in loss of affiliate	(358)	(1,270)	(86)	(928)

Net loss	$(20,643)	$(24,821)	$(5,478)	$(7,466)

Basic and diluted net loss per
ordinary share from:
Net loss	$(1.09)	$(1.22)	$(0.29)	$(0.35)

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per ordinary share	18,896,214	20,413,578	19,220,122	21,378,887

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31, 2008
	GAAP (UNAUDITED)	Adjustments		Non-GAAP (UNAUDITED)

Revenues
Sales	$37,582	-		$37,582
Licensing and transaction fees	2,635	-		2,635

Total revenues	40,217			40,217

Cost of Revenues
Cost of sales	24,582	(60	)(a)	24,522

Total cost of revenues	24,582	(60)		24,522

Gross profit	15,635	60		15,695

Operating Expenses
Research and development	11,129	(2,901	)(a)	8,228
Selling and marketing	9,987	(1,258	)(a)	8,729
General and administrative	13,621	(2,034	)(a)	11,587
Amortization of intangible assets	1,367	(1,367	)(b)	-

Total operating expenses before other operating
expenses	36,104	(7,560)		28,544
Other operating expenses	2,702	-		2,702

Total operating expenses	38,806	(7,560)		31,246

Operating loss	(23,171)	7,620		(15,551)
Financial expenses, net	(528)	-		(528)

Loss before taxes on income and minority interests	(23,699)	7,620		(16,079)
Taxes on income	205	-		205
Minority interests	(57)	-		(57)
Equity in loss of affiliate	(1,270)	-		(1,270)

Net loss	$(24,821)	$7,620		$(17,201)

Basic and diluted net loss
per ordinary share	$(1.22)	$0.38		$(0.84)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	20,413,578			20,413,578

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended December 31, 2008
	GAAP (UNAUDITED)	Adjustments		Non-GAAP (UNAUDITED)

Revenues
Sales	$8,317	-		$8,317
Licensing and transaction fees	751	-		751

Total revenues	9,068			9,068

Cost of Revenues
Cost of sales	5,609	(15	)(a)	5,594

Total cost of revenues	5,609	(15)		5,594

Gross profit	3,459	15		3,474

Operating Expenses
Research and development	2,220	(533	)(a)	1,687
Selling and marketing	2,508	(194	)(a)	2,314
General and administrative	3,547	(377	)(a)	3,170
Amortization of intangible assets	342	(342	)(b)	-

Total operating expenses before other operating
expenses	8,617	(1,446)		7,171
Other operating expenses	1,490	-		1,490

Total operating expenses	10,107	(1,446)		8,661

Operating loss	(6,648)	1,461		(5,187)
Financial income, net	139	-		139

Loss before taxes on income and minority interests	(6,509)	1,461		(5,048)
Taxes on income	28	-		28
Minority interests	(57)	-		(57)
Equity in loss of affiliate	(928)	-		(928)

Net loss	$(7,466)	$1,461		$(6,005)

Basic and diluted net loss
per ordinary share	$(0.35)	$0.07		$(0.28)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	21,378,887			21,378,887

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31, 2007
	GAAP (AUDITED)	Adjustments		Non-GAAP (UNAUDITED)

Revenues
Sales	$40,854	-		$40,854
Licensing and transaction fees	2,631	-		2,631

Total revenues	43,485			43,485

Cost of Revenues
Cost of sales	25,918	(46	) (a)	25,872

Total cost of revenues	25,918	(46)		25,872

Gross profit	17,567	46		17,613

Operating Expenses
Research and development	12,265	(2,320	) (a)	9,945
Selling and marketing	9,670	(449	) (a)	9,221
General and administrative	17,593	(2,378	) (a)	15,215
Amortization of intangible assets	1,314	(1,314	) (b)	-

Total operating expenses	40,842	(6,461)		34,381

Operating loss	(23,275)	6,507		(16,768)
Financial income, net	1,862	-		1,862
Other expenses, net	(136)	-		(136)

Loss before taxes on income and minority
interests	(21,549)	6,507		(15,042)
Taxes on income	226	-		226
Minority interests	1,038	-		1,038
Equity in loss of affiliate	(358)	-		(358)

Net loss	$(20,643)	$6,507		$(14,136)

Basic and diluted net loss
per ordinary share	$(1.09)	$0.34		$(0.75)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,896,214			18,896,214

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended December 31, 2007
	GAAP (UNAUDITED)	Adjustments		Non-GAAP (UNAUDITED)

Revenues
Sales	$12,237	-		$12,237
Licensing and transaction fees	779	-		779

Total revenues	13,016			13,016

Cost of Revenues
Cost of sales	7,451	(7	) (a)	7,444

Total cost of revenues	7,451	(7)		7,444

Gross profit	5,565	7		5,572

Operating Expenses
Research and development	4,062	(687	) (a)	3,375
Selling and marketing	2,812	(209	) (a)	2,603
General and administrative	4,149	(482	) (a)	3,667
Amortization of intangible assets	328	(328	) (b)	-

Total operating expenses	11,351	(1,706)		9, 645

Operating gain (loss)	(5,786)	1,713		(4,073)
Financial income, net	390	-		390
Other expenses, net	(25)	-		(25)

Gain (Loss) before taxes on income and minority
interests	(5,421)	1,713		(3,708)
Tax on income	29	-		29
Minority interests	-	-		-
Equity in loss of affiliate	(86)	-		(86)

Net Income(loss)	$(5,478)	$1,713		$(3,765)

Basic and diluted net loss
per ordinary share	$(0.29)	$0.09		$(0.20)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,220,122			19,220,122

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31,
	2007 (AUDITED)	2008 (UNAUDITED)

Assets

Current assets
Cash and cash equivalents	$35,470	$27,196
Short-term investments	6,379	904
Trade receivables (net of allowance for doubtful
accounts of $2,767 and $3,315 as of December 31, 2007
and 2008, respectively)	8,028	4,567
Other receivables and prepaid expenses	3,636	2,994
Inventories	13,242	12,343

Total current assets	66,755	48,004

Severance pay deposits fund	1,576	1,189

Investment in an affiliated company	1,382	-

Property, plant and equipment, net	20,851	18,613

Intangible assets, net	4,509	3,930

Goodwill	23,387	24,217

Total assets	$118,460	$95,953

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31,
	2007 (AUDITED)	2008 (UNAUDITED)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,336	$4,984
Trade payables	10,291	8,071
Other current liabilities	5,344	3,517

Total current liabilities	20,971	16,572

Long-Term Liabilities
Long-term loans, net of current maturities	2,432	1,762
Accrued severance pay	3,981	3,672
Deferred tax liability	728	672

Total long-term liabilities	7,141	6,106

Total liabilities	28,112	22,678

Commitments and Contingencies

Minority interests	-	415

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
50,000,000 shares as of December 31, 2007 and
December 31, 2008; issued 19,627,068 and 21,534,788
shares as of December 31, 2007 and December 31, 2008,
respectively; outstanding 19,434,011 and 21,495,409 shares
as of December 31, 2007 and December 31, 2008, respectively	454	508
Additional paid-in capital	174,494	182,944
Accumulated other comprehensive income (loss)	846	(325)
Accumulated deficit	(85,446)	(110,267)

Total shareholder's equity	90,348	72,860

Total liabilities and shareholders' equity	$118,460	$95,953

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	2007 (AUDITED)	2008 (UNAUDITED)

Cash flows from operating activities
Net loss	$(20,643)	$(24,821)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	6,947	6,253
Loss on sale of property and equipment	13	25
Amortization of intangible assets	1,314	1,367
Depreciation	2,580	3,044
Equity in net losses of an affiliated company	358	1,270

Accrued severance pay, net	283	78
Minority share in income (loss) of subsidiaries	(1,038)	57
Accrued interest and linkage differences on long-term loans	(294)	(27)
Decrease in deferred tax liability	(262)	(241)
Decrease in trade receivables	104	2,702
Increase in allowance for doubtful account	2,533	548
Decrease (increase) in other receivables and prepaid expenses	(686)	567
Decrease (increase) in inventories	(2,776)	869
Increase (decrease) in trade payables	3,314	(1,859)
Increase (decrease) in other current liabilities	1,966	(2,008)

Net cash used in operating activities	(6,287)	(12,176)

Cash flows from investing activities

Receipts on account of loans and receivables	837	-
Acquisition of consolidated subsidiary, net of cash acquired	-	(565)
Purchase of property and equipment	(6,190)	(1,518)
Purchase of available-for-sale securities	(136,094)	(29,068)
Proceeds from maturity of available-for-sale securities	148,049	34,551
Other, net	-	30

Net cash provided by investing activities	6,602	3,430

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	4,804	(358)
Proceeds from long-term bank loans	739	-
Repayment of long-term bank loans	(495)	(508)
Proceeds from receipt on account of shares and exercise of options and
warrants, net	11	1,464

Net cash provided by financing activities	5,059	598

Effect of exchange rate changes on cash	47	(126)

Increase (decrease) in cash and cash equivalents	5,421	(8,274)
Cash and cash equivalents at the beginning of the year	30,049	35,470

Cash and cash equivalents at the end of the year	$35,470	$27,196